THE LAW OFFICES OF ADAM U. SHAIKH, CHTD.
                             7917 AUTUMN GATE AVE
                            LAS VEGAS, NEVADA 89131
                              PHONE: 702-296-3575
                            FACSIMILE: 702-549-2265




January 27, 2006

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C.20549

To:  Susann Reilly
Fax: 202-772-9206

Dear Ms. Reilly,

The following letter is written in regards to a question and a request for clarification in regards to an issue concerning Item 101(b)(5) of Regulation S-B requiring the disclosure of the names of principal suppliers.

My client is a development stage company who plans to be a non-franchised stocking distributor who buys and sells semiconductors, electro-mechanical and passive components. In furtherance of their business, the President of the Company has made a trip to China in order to interact with and solicit potential suppliers. The Company believes it has secured relationships with 6 potential suppliers for future sales. Through verbal discussions with these suppliers, terms related to warranty issues, shipping costs, estimated response times on quotes for parts, and potential price discounts should sales reach certain milestones were tentatively reached. All agreements with these suppliers are verbal. Though the Company believes these suppliers will honor the agreements, there is no guarantee that they will and there is no way to enforce such agreements.

The location of suppliers and subsequent negotiation of favorable terms with these suppliers is an important aspect of the Company's business. We believe this information is proprietary in nature. We are greatly concerned that should the names and locations of these suppliers become public, a competitor would be able to take advantage of this information.

Furthermore, the Company has been in contact with three of its potential suppliers which have expressed their disapproval of their names becoming public in association with the Company. All the suppliers are franchised distributors of the products to be purchased
(Page 2 - 1/27/06)

and have ongoing relationships with the original equipment manufacturers. Generally, original equipment manufacturers discourage their franchised distributors from selling parts to non-franchised distributors as they feel it adds no value in the supply channel. Should information in regards to their relationship with a non-franchised distributor become publicly available, their relationship with the manufacturer could be placed in jeopardy. Therefore, the public disclosure of their name in a public filing could ultimately end any relationship between the supplier and the Company.

It is further our contention that the disclosure of the names of these suppliers is not required under Item 101(b)(5). As of the date of this letter, there has been no purchase of products from these suppliers. Furthermore, the terms negotiated with the suppliers are not enforceable.

We therefore ask the Commission to clarify whether the disclosure of the names and locations of these potential suppliers is required under the rules or whether the Company is eligible for confidential treatment under Rule 406.

Thank you very much looking into the concerns we have. Please feel free to call me at 702-296-3577 at your convince to discuss these concerns. Thank you.

Very Truly yours,

/s/ Adam U. Shaikh
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Adam U. Shaikh, Esq.
The Law Offices of Adam U. Shaikh, Chtd.